UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                         STAMFORD INDUSTRIAL GROUP, INC.
                                 Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    64107U101
                                 (CUSIP Number)

                                DECEMBER 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 10 Pages

CUSIP NO. 64107U101                                          PAGE 2 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         3,750,000
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   3,750,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,750,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.0%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

CUSIP NO. 64107U101                                          PAGE 3 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WHITE ROCK CAPITAL (TX), INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         3,750,000
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   3,750,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,750,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.0%

12       Type of Reporting Person (See Instructions)

                                    CO; IA

CUSIP NO. 64107U101                                          PAGE 4 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          238,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         3,750,000
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         238,000
    With
                            8             Shared Dispositive Power
                                                   3,750,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,988,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.6%

12       Type of Reporting Person (See Instructions)

                                    IN; IA

CUSIP NO. 64107U101                                          PAGE 5 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          335,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         3,750,000
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         335,000
    With
                            8             Shared Dispositive Power
                                                   3,750,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,085,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.8%

12       Type of Reporting Person (See Instructions)

                                    IN; IA

CUSIP NO. 64107U101                                          PAGE 6 OF 10 PAGES


ITEM 1(A)         NAME OF ISSUER:

                  Stamford Industrial Group, Inc. (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Landmark Square, Stamford, Connecticut  06901.

ITEM 2(A)         NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

               (ii) White Rock Capital (TX), Inc., a Texas corporation ("White
                    Rock, Inc."),

               (iii) Thomas U. Barton and

               (iv) Joseph U. Barton.

     This statement relates to Shares held for the accounts of (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),
(ii) certain family limited partnerships and family trusts for which Thomas U. Barton serves as a member of the general partner or as trustee (the "Thomas U. Barton Entities"), and (iii) certain family limited partnerships and family trusts for which Joseph U. Barton serves as a member of the general partner or as trustee (the "Joseph U. Barton Entities"). The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners. In his capacities as a member of the general partner or as trustee, Thomas U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Thomas U. Barton Entities. In his capacities as a member of the general partner or as trustee, Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Joseph U. Barton Entities.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

CUSIP NO. 64107U101                                          PAGE 7 OF 10 PAGES


ITEM 2(C)         CITIZENSHIP:

               (i)  White Rock Management is a Texas limited partnership;

               (ii) White Rock, Inc. is a Texas corporation;

               (iii) Thomas U. Barton is a United States citizen and

               (iv) Joseph U. Barton is a United States citizen.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.0001 par value per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  64107U101

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B)
                  OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

     As of December 31, 2007, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               (i) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 3,750,000 Shares held for the account of White Rock Partners.

               (ii) Thomas U. Barton may be deemed the beneficial owner of
                    3,988,000 Shares. This number consists of (1) 3,750,000 Shares held for the account of White Rock Partners and (2) 238,000 Shares held for the accounts of the Thomas U. Barton Entities.

               (iii) Joseph U. Barton may be deemed the beneficial owner of
                    4,085,000 Shares. This number consists of (1) 3,750,000 Shares held for the account of White Rock Partners and (2) 335,000 Shares held for the accounts of the Joseph U. Barton Entities.

ITEM 4(B)         PERCENT OF CLASS:

               (i) The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 9.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 41,507,262 Shares outstanding as of November 1, 2007.)

               (ii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 9.6% of the total number of Shares outstanding as described herein.

CUSIP NO. 64107U101                                          PAGE 8 OF 10 PAGES


               (iii) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 9.8% of the total number of Shares outstanding as described herein.

ITEM 4(C)       NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

WHITE ROCK MANAGEMENT

(i)      Sole power to vote or to direct the vote:                                                       0

(ii)     Shared power to vote or to direct the vote:                                             3,750,000

(iii)    Sole power to dispose or to direct the disposition of:                                          0

(iv)     Shared power to dispose or to direct the disposition of:                                3,750,000

WHITE ROCK, INC.

(i)      Sole power to vote or to direct the vote:                                                       0

(ii)     Shared power to vote or to direct the vote:                                             3,750,000

(iii)    Sole power to dispose or to direct the disposition of:                                          0

(iv)     Shared power to dispose or to direct the disposition of:                                3,750,000

THOMAS U. BARTON

(i)      Sole power to vote or to direct the vote:                                                 238,000

(ii)     Shared power to vote or to direct the vote:                                             3,750,000

(iii)    Sole power to dispose or to direct the disposition of:                                    238,000

(iv)     Shared power to dispose or to direct the disposition of:                                3,750,000

JOSEPH U. BARTON

(i)      Sole power to vote or to direct the vote:                                                 335,000

(ii)     Shared power to vote or to direct the vote:                                             3,750,000

(iii)    Sole power to dispose or to direct the disposition of:                                    335,000

(iv)     Shared power to dispose or to direct the disposition of:                                3,750,000



ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Item 5 is not applicable.

CUSIP NO. 64107U101                                          PAGE 9 OF 10 PAGES


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

               (ii) The partners and beneficiaries of the Thomas U. Barton
                    Entities, including Thomas U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Thomas U. Barton Entities.

               (iii) The partners and beneficiaries of the Joseph U. Barton
                    Entities, including Joseph U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Joseph U. Barton Entities.

     White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of Thomas
U. Barton and the Thomas U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Joseph U. Barton Entities. Each of Joseph U. Barton and the Joseph U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Thomas U. Barton Entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                This Item 7 is not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                This Item 8 is not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                This Item 9 is not applicable.

ITEM 10.        CERTIFICATION:

     By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 64107U101                                          PAGE 10 OF 10 PAGES


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 28, 2008             WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                            By:      White Rock Capital (TX), Inc.
                                                     Its General Partner


                                            By:      /s/ Paula Storey
                                                     --------------------------------------------
                                                     Paula Storey
                                                     Attorney-in-Fact

Date:  January 28, 2008             WHITE ROCK CAPITAL (TX), INC.



                                            By:      /s/ Paula Storey
                                                     --------------------------------------------
                                                     Paula Storey
                                                     Attorney-in-Fact

Date:  January 28, 2008             THOMAS U. BARTON


                                            By:      /s/ Paula Storey
                                                     --------------------------------------------
                                                     Paula Storey
                                                     Attorney-in-Fact

Date:  January 28, 2008             JOSEPH U. BARTON


                                            By:      /s/ Paula Storey
                                                     --------------------------------------------
                                                     Paula Storey
                                                     Attorney-in-Fact
